Term sheet No. 709J
To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006,
underlying supplement 17 dated August 11, 2008
and product supplement J dated June 27, 2008

Registration Statement No. 333-137902
Dated August 6, 2009; Rule 433

Deutsche Bank

Deutsche Bank AG, London Branch

Capped Buffered Underlying Securities (BUyS) Linked to a Basket of Equity Components due August 19*, 2013

General

- Capped Buffered Underlying Securities (BUyS) Linked to a Basket of Equity Components due August 19*, 2013 (the "**BUyS**") are designed for investors who seek a return of 140.00% of the appreciation, if any, of a weighted basket of equity components at maturity, up to a Basket Return Cap (as defined below) of between 66.00% and 74.00% (to be determined on the Trade Date). Investors should be willing to forgo coupon and dividend payments during the term of the BUyS and to lose up to 90.00% of their initial investment, subject to the credit of the Issuer.
- Senior unsecured obligations of Deutsche Bank AG due on or about August 19*, 2013.
- Denominations of $1,000 (the "**Face Amount**") and multiples thereof, and minimum initial investments of $1,000.
- The BUyS are expected to price on or about August 13*, 2009 and are expected to settle three business days later on or about August 18*, 2009 (the "**Settlement Date**").

Key Terms

Issuer: Deutsche Bank AG, London Branch.

Issue Price: 100% of the Face Amount.

Basket: The BUyS are linked to a basket consisting of the iShares® FTSE/Xinhua China 25 Index Fund and the iShares® MSCI Brazil Index Fund (each, a "**Basket Component**" and collectively, the "**Basket Components**").

Basket Component	NYSE Ticker	Component Weighting	Initial Component Level††
iShares® FTSE/Xinhua China 25 Index Fund	FXI	50.00%	
iShares® MSCI Brazil Index Fund	EWZ	50.00%	

†† The Initial Component Levels will be set on the Trade Date

Payment at Maturity:

- If the Final Basket Level is greater than or equal to the Initial Basket Level, you will receive a cash payment per $1,000 Face Amount of BUyS that provides you with a return on your investment equal to the Basket Return, subject to the Basket Return Cap, *multiplied by* the Participation Rate, subject to the Maximum Return. Accordingly, subject to the Maximum Return, your payment at maturity per $1,000 Face Amount will be calculated as follows:
  $1,000 + ($1,000 x Basket Return x Participation Rate)
- If the Final Basket Level declines from the Initial Basket Level, and such decline is equal to or less than the Buffer Level, you will receive a cash payment of $1,000 per $1,000 Face Amount.
- If the Final Basket Level declines from the Initial Basket Level, and such decline is greater than the Buffer Level, you will lose 1% of the Face Amount of your BUyS for every 1% that the Final Basket Level declines from the Initial Basket Level beyond the Buffer Level. Accordingly, if the Final Basket Level declines from the Initial Basket Level beyond the Buffer Level, your payment at maturity per $1,000 Face Amount will be calculated as follows:
  $1,000 + [$1,000 × (Basket Return + Buffer Level)]

If the Final Basket Level declines from the Initial Basket Level by more than the Buffer Level, you could lose up to $900.00 per $1,000 Face Amount of BUyS.

Basket Return: Subject to the Basket Return Cap, the Basket Return, expressed as a percentage, will equal:

$$\frac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$$

Initial Basket Level: 100

Final Basket Level: The Basket closing level will be calculated as follows:
100 x [1 + (iShares® FTSE/Xinhua China 25 Index Fund return x 50.00%) + (iShares® MSCI Brazil Index Fund return x 50.00%)]. The return for each Basket Component is the percentage change from the respective Initial Component Level to the closing price of one share of such fund on the Final Valuation Date multiplied by the then-current Share Adjustment Factor for such exchange traded fund.

Buffer Level: 10.00%

Participation Rate: 140.00% upside participation

Basket Return Cap: 66.00% – 74.00% (to be determined on the Trade Date)

Maximum Return: 92.40% – 103.60% (equal to the Participation Rate multiplied by the Basket Return Cap, which will be determined on the Trade Date)

Share Adjustment Factor: Initially 1.0 for each Basket Component, subject to adjustment for certain actions affecting each Basket Component. See "Description of Securities – Anti-dilution Adjustments for Funds" in the accompanying product supplement.

Trade Date: August 13*, 2009

Final Valuation Date: August 14*, 2013, subject to postponement as described under "Description of Securities – Adjustment to Valuation Dates and Payment Dates" in the accompanying product supplement.

Maturity Date: August 19*, 2013, subject to postponement as described under "Description of Securities – Adjustment to Valuation Dates and Payment Dates" in the accompanying product supplement.

Listing: The BUyS will not be listed on any securities exchange.

CUSIP: 2515A0 P5 6

ISIN: US2515A0P563

* Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the BUyS remains the same.

Investing in the BUyS involves a number of risks. See "Risk Factors" beginning on page 6 of the accompanying product supplement and "Selected Risk Considerations" beginning on page TS-8 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the BUyS or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Max. Total Discounts, Commissions and Fees(1)	Min. Proceeds to Us
Per Security	$1,000.00	$7.50	$992.50
Total	$	$	$

(1) For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this term sheet. The BUyS will be sold with varying underwriting discounts and commissions in an amount not to exceed $7.50 per $1,000.00 BUyS.

*The BUyS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The BUyS are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

Deutsche Bank Securities **Deutsche Bank Trust Company Americas**

ADDITIONAL TERMS SPECIFIC TO THE BUYS

- You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these BUyS are a part, and the more detailed information contained in underlying supplement no. 17 dated August 11, 2008 and product supplement J dated June 27, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

    - Product supplement J dated June 27, 2008:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312508142391/d424b21.pdf

    - Underlying supplement 17 dated August 11, 2008
      http://www.sec.gov/Archives/edgar/data/1159508/000119312508173702/d424b21.pdf

    - Prospectus supplement dated November 13, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

    - Prospectus dated October 10, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This term sheet, together with the documents listed above, contains the terms of the BUyS and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the BUyS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the BUyS.

- **Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.**

- **You may revoke your offer to purchase the BUyS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the BUyS prior to their issuance. We will notify you in the event of any changes to the terms of the BUyS, and you will be asked to accept such changes in connection with your purchase of any BUyS. You may also choose to reject such changes, in which case we may reject your offer to purchase the BUyS.**

What Is the Payment Amount on the BUyS at Maturity Assuming a Range of Performance for the Basket?

The table below illustrates the payment at maturity per BUyS Face Amount for a hypothetical range of performance for the Basket from -100.00% to +100.00% and assumes a Participation Rate of 140.00%, a Buffer Level of 10.00%, a Basket Return Cap of 70.00% and a Maximum Return of 98.00% (the actual Basket Return Cap and Maximum Return will be determined on the Trade Date). The following results are based solely on the hypothetical example cited. You should consider carefully whether the BUyS are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Basket Level	Percentage Change in Basket	Basket Return (%)	Payment at Maturity ($)	Return on BUyS (%)
200.00	100.00%	70.00%	$1,980.00	98.00%
175.00	75.00%	70.00%	$1,980.00	98.00%
170.00	70.00%	70.00%	$1,980.00	98.00%
150.00	50.00%	50.00%	$1,700.00	70.00%
140.00	40.00%	40.00%	$1,560.00	56.00%
125.00	25.00%	25.00%	$1,350.00	35.00%
110.00	10.00%	10.00%	$1,140.00	14.00%
102.00	2.00%	2.00%	$1,028.00	2.80%
101.00	1.00%	1.00%	$1,014.00	1.40%
100.00	0.00%	0.00%	$1,000.00	0.00%
99.00	-1.00%	-1.00%	$1,000.00	0.00%
98.00	-2.00%	-2.00%	$1,000.00	0.00%
90.00	-10.00%	-10.00%	$1,000.00	0.00%
85.00	-15.00%	-15.00%	$950.00	-5.00%
80.00	-20.00%	-20.00%	$900.00	-10.00%
70.00	-30.00%	-30.00%	$800.00	-20.00%
50.00	-50.00%	-50.00%	$600.00	-40.00%
25.00	-75.00%	-75.00%	$350.00	-65.00%
0.00	-100.00%	-100.00%	$100.00	-90.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: **The level of the Basket increases from the Initial Basket Level of 100 to the Final Basket Level of 110.00.** Because the Basket percentage change of 10% is less than the Basket Return Cap of 70.00%, the investor receives a payment at maturity of $1,140.00 per BUyS Face Amount calculated as follows:

Payment at maturity = $1,000.00 + ($1,000.00 × 10.00% × 140.00%) = $1,140.00

Example 2: The level of the Basket increases from the Initial Basket Level of 100 to the Final Basket Level of 175.00. Because the Basket percentage change of 75% is greater than the Basket Return Cap of 70.00%, the investor receives a payment at maturity of $1,980.00 per BUyS Face Amount, the maximum payment on the BUyS.

Payment at maturity = $1,000.00 + ($1,000.00 x 70.00% x 140.00%) = $1,980.00

Example 3: The level of the Basket declines from the Initial Basket Level of 100 to the Final Basket Level of 98.00. Because the 2% decline in the Basket from the Initial Basket Level of 100 to the Final Basket Level of 98.00 does not exceed the Buffer Level of 10.00%, the investor receives a payment at maturity of $1,000.00 per BUyS Face Amount.

Payment at maturity = $1,000.00

Example 4: The level of the Basket declines from the Initial Basket Level of 100 to the Final Basket Level of 70.00. Because the 30% decline in the Basket from the Initial Basket Level of 100 to the Final Basket Level of 70.00 exceeds the Buffer Level of 10.00%, the investor receives a payment at maturity of $800.00 per BUyS Face Amount calculated as follows:

Payment at maturity = $1,000.00 + [$1,000.00 x (-30.00% + 10.00%)] = $800.00

Example 5: The level of the Basket declines from the Initial Basket Level of 100 to the Final Basket Level of 0. Because the decline in the Basket from the Initial Basket Level of 100 to the Final Basket Level of 0 exceeds the Buffer Level of 10.00%, the investor receives a payment at maturity of $100.00 per BUyS Face Amount calculated as follows:

Payment at maturity = $1,000.00 + [$1,000.00 x (-100.00% + 10.00%)] = $100.00

What is the Payment at Maturity on the BUyS for Three Hypothetical Scenarios?

The table and calculations below illustrates the hypothetical payment at maturity per $1,000 BUyS Face Amount for three hypothetical scenarios and assumes Initial Component Levels of 43.00 for the iShares® FTSE/Xinhua China 25 Index Fund and 60.00 for the iShares® MSCI Brazil Index Fund. The actual Initial Component Levels will be set on Trade Date. The scenarios illustrate how, even where there is a positive return on one Basket Component, negative returns on other Basket Components may outweigh the positive return and the return on the BUyS may be negative. The following results are based solely on the hypothetical examples cited. You should consider carefully whether the BUyS are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Scenario 1		
Basket Component	**iShares® FTSE/Xinhua China 25 Index Fund**	**iShares® MSCI Brazil Index Fund**
Initial Component Level	43.00	60.00
Final Component Level	98.04	79.20
Basket Component Return	128.00%	32.00%
Component Weighting	50.00%	50.00%
Contribution to Basket	64.00%	16.00%
Final Basket Level	**180.00**	
Percentage Change in Basket Level	**80.00%**	
Basket Return	**70.00%**	
Payment at Maturity	**$1,980.00**	
Scenario 2		
Basket Component	**iShares® FTSE/Xinhua China 25 Index Fund**	**iShares® MSCI Brazil Index Fund**
Initial Component Level	43.00	60.00
Final Component Level	29.24	55.20
Basket Component Return	-32.00%	-8.00%
Component Weighting	50.00%	50.00%
Contribution to Basket	-16.00%	-4.00%
Final Basket Level	**80.00**	
Percentage Change in Basket Level	**-20.00%**	
Basket Return	**-20.00%**	
Payment at Maturity	**$900.00**	
Scenario 3		
Basket Component	**iShares® FTSE/Xinhua China 25 Index Fund**	**iShares® MSCI Brazil Index Fund**
Initial Component Level	43.00	60.00
Final Component Level	36.12	57.60
Basket Component Return	-16.00%	-4.00%
Component Weighting	50.00%	50.00%
Contribution to Basket	-8.00%	-2.00%
Final Basket Level	**90.00**	
Percentage Change in Basket Level	**-10.00%**	
Basket Return	**-10.00%**	
Payment at Maturity	**$1,000.00**	

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Scenario 1: Scenario 1 assumes hypothetical returns of 128.00% and 32.00% for the iShares® FTSE/Xinhua China 25 Index Fund and the iShares® MSCI Brazil Index Fund respectively. The Basket Return is calculated as follows:

Final Basket Level	=	100 x [1 + (iShares® FTSE/Xinhua China 25 Index Fund Return x iShares® FTSE/Xinhua China 25 Index Fund Weighting)+ (iShares® MSCI Brazil Index Fund Return x iShares® MSCI Brazil Index Fund Weighting)]
	=	100 x [1 + (128.00% x 50.00%)+ (32.00% x 50.00%)]
	=	180.00

Because the Final Basket Level of 180.00 is greater than the Initial Basket Level of 100 and the Basket Return is limited to the Basket Return Cap, the investor receives a payment at maturity of $1,980.00 per $1,000 BUyS face amount, which is equal to the Maximum Return on the BUyS, as follows:

Payment at Maturity	=	$1,000 + ($1,000 x Basket Return x Participation Rate), subject to the Maximum Return
	=	$1,000 + ($1,000 x 70.00% x 140.00%)
	=	$1,980.00

Scenario 2: Scenario 2 assumes hypothetical returns of -32.00% and -8.00% for the iShares® FTSE/Xinhua China 25 Index Fund and the iShares® MSCI Brazil Index Fund respectively. The Basket Return is calculated as follows:

Final Basket Level	=	100 x [1 + (iShares® FTSE/Xinhua China 25 Index Fund Return x iShares® FTSE/Xinhua China 25 Index Fund Weighting)+ (iShares® MSCI Brazil Index Fund Return x iShares® MSCI Brazil Index Fund Weighting)]
	=	100 x [1 + (-32.00% x 50.00%)+ (-8.00% x 50.00%)]
	=	80.00

Because the Final Basket Level of 80.00 is less than the Initial Basket Level of 100, and the Final Basket Level has declined from the Initial Basket Level by more than the Buffer Level of 10.00%, the investor will receive a payment at maturity of $900.00 per $1,000 BUyS face amount calculated as follows:

Payment at Maturity	=	$1,000 + ($1,000 x (Basket Return + Buffer Level))
	=	$1,000 + ($1,000 x (-20.00% + 10.00%))
	=	$900.00

Scenario 3: Scenario 3 assumes hypothetical returns of -16.00% and -4.00% for the iShares® FTSE/Xinhua China 25 Index Fund and the iShares® MSCI Brazil Index Fund respectively. The Basket Return is calculated as follows:

Final Basket Level	=	100 x [1 + (iShares® FTSE/Xinhua China 25 Index Fund Return x iShares® FTSE/Xinhua China 25 Index Fund Weighting)+ (iShares® MSCI Brazil Index Fund Return x iShares® MSCI Brazil Index Fund Weighting)]
	=	100 x [1 + (-16.00% x 50.00%)+ (-4.00% x 50.00%)]
	=	90.00

Because the Final Basket Level of 90.00 is less than the Initial Basket Level of 100, and the Final Basket Level has declined from the Initial Basket Level by an amount less than or equal to the Buffer Level of 10.00%, the investor receives a payment at maturity of $1,000 per $1,000 BUyS face amount.

Selected Purchase Considerations

- **THE APPRECIATION POTENTIAL OF THE BUYS IS LIMITED** – You will not benefit from any appreciation of the Basket beyond the Basket Return Cap of between 66.00% and 74.00% (to be determined on the Trade Date), and therefore the maximum payment you can receive is between $1,924.00 and $2,036.00 (to be determined on the Trade Date) for each $1,000 Face Amount of BUyS. Because the BUyS are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** – Payment at maturity of the Face Amount of your BUyS is protected against a decline in the Final Basket Level, as compared to the Initial Basket Level, of up to the Buffer Level, subject to our ability to pay our obligations as they become due. If such decline is more than the Buffer Level of 10.00%, for every 1% decline beyond the Buffer Level, you will lose an amount equal to 1% of the Face Amount of your BUyS. For example, a Basket Return of -20.00% will result in a 10% loss of your initial investment.

- **RETURN LINKED TO THE PERFORMANCE OF A WEIGHTED BASKET OF COMPONENTS** – The return on the BUyS, which may be positive or negative, is linked to a basket consisting of iShares® FTSE/Xinhua China 25 Index Fund and iShares® MSCI Brazil Index Fund.

The iShares® FTSE/Xinhua China 25 Index Fund

The iShares® FTSE/Xinhua China 25 Index Fund is an exchange-traded fund managed by iShares® Trust, a registered investment company. The iShares® Trust consists of numerous separate investment portfolios, including the iShares® FTSE/Xinhua China 25 Index Fund. The iShares® FTSE/Xinhua China 25 Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of 25 of the largest and most liquid Chinese companies that publicly trade on the HKSE and are available to international investors, as measured by the FTSE/Xinhua China 25 Index. The iShares® FTSE/Xinhua China 25 Index Fund trades on the NYSE under the ticker symbol "FXI." It is possible that this fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the FTSE/Xinhua China 25 Index due to the temporary unavailability of certain securities in the secondary markets, the performance of any derivative instruments contained in this fund, the fees and expenses of the fund or due to other circumstances. *This section is a summary only of the iShares® FTSE/Xinhua China 25 Index Fund. For more information on the iShares® FTSE/Xinhua China 25 Index Fund, see the information set forth under "The iShares FTSE/Xinhua China 25 Index Fund" in this term sheet. For more information on the FTSE/Xinhua China 25 Index, see the information set forth under "FTSE/Xinhua China 25 Index" in this term sheet.*

The iShares® MSCI Brazil Index Fund

The iShares® MSCI Brazil Index Fund is a registered investment company that seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Brazilian market, as measured by the MSCI Brazil Index. The MSCI Brazil Index is an equity benchmark for Brazilian stock performance, and is designed to measure equity market performance in Brazil. *This section is a summary only of the iShares® MSCI Brazil Index Fund. For more information on the iShares® MSCI Brazil Index Fund, see the information set forth under "The iShares® MSCI Brazil Index Fund" in this term sheet. For more information on the MSCI Brazil Index Fund, see the information set forth under "MSCI Brazil Index Fund" in this term sheet and for further information on methodology that applies generally to the MSCI indices, please refer to "Indices—The MSCI Indices— Constructing the MSCI Indices" in accompanying underlying supplement no. 17.*

- **CERTAIN TAX CONSEQUENCES** – You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the BUyS are uncertain, we believe it is reasonable to treat the BUyS as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your BUyS, other than pursuant to a sale or exchange, and your gain or loss on the BUyS should be long-term capital gain or loss if you hold the BUyS for more than one year, subject to the potential application of the "constructive ownership" regime discussed below. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the BUyS, the timing and/or character of income on the BUyS might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this term sheet and the accompanying product supplement.

  Even if the treatment of the BUyS as prepaid financial contracts is respected, the BUyS could be treated as subject to the "constructive ownership" regime of Section 1260 of the Internal Revenue Code of 1986, as amended (the "**Code**"). In that case, all or a portion of any long-term capital gain you would otherwise recognize on a sale, exchange or retirement of the BUyS would be recharacterized as ordinary income to the extent such gain exceeded the "net underlying long-term capital gain" (which, although the matter is unclear, may equal the amount of long-term capital gain you would have recognized if you had invested equal portions of the face amount of the BUyS sold, exchanged or retired in shares of each Basket Component on the issue date and sold those shares for their fair market value on the date your BUyS are sold, exchanged, or retired). Any long-term capital gain recharacterized as ordinary income would be treated as accruing at a constant rate over the period you held the BUyS, and you would be subject to an interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years.

In December 2007, the Department of the Treasury ("**Treasury**") and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the BUyS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the BUyS, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the BUyS.

For a discussion of certain German tax considerations relating to the BUyS, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the BUyS (including possible alternative treatments, the potential application of the "constructive ownership" regime, and the issues presented by the December 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the BUyS involves significant risks. Investing in the BUyS is not equivalent to investing directly in the Basket Components or in any of the components underlying the Basket Components. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **YOUR INVESTMENT IN THE BUYS IS PROTECTED ONLY TO THE EXTENT OF THE BUFFER LEVEL, SUBJECT TO OUR CREDITWORTHINESS** – The BUyS do not guarantee any return of your initial investment in excess of $100.00 per $1,000 BUyS Face Amount. The return on the BUyS at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any decline in the Final Basket Level, as compared to the Initial Basket Level, beyond the Buffer Level. **Accordingly, you could lose up to $900.00 for each $1,000 that you invest. Payment of any amount at maturity is subject to our ability to meet our obligations as they become due.**

- **THE RETURN ON YOUR BUYS IS LIMITED BY THE BASKET RETURN CAP** – As a holder of the BUyS, you will not benefit from any appreciation of the Basket beyond the Basket Return Cap of between 66.00% and 74.00% (to be determined on the Trade Date). Consequently, the BUyS are subject to a Maximum Return of between 92.40% and 103.60% (to be determined on the Trade Date) and your payment at maturity will be limited to a maximum payment of between $1,924.00 and $2,036.00 for each $1,000 Face Amount of BUyS you hold, regardless of any further appreciation of the Basket, which may be significant.

- **ASSUMING NO CHANGES IN MARKET CONDITIONS OR ANY OTHER RELEVANT FACTORS, THE MARKET VALUE OF THE BUyS ON THE SETTLEMENT DATE (AS DETERMINED BY DEUTSCHE BANK AG) WILL BE LESS THAN THE ORIGINAL ISSUE PRICE** – While the payment at maturity described in this term sheet is based on the full Face Amount of your BUyS, the original Issue Price of the BUyS includes the agents' commission and the cost of hedging our obligations under the BUyS through one or more of our affiliates. Therefore, the market value of the BUyS on the Settlement Date, assuming no changes in market conditions or other relevant factors, will be less than the original Issue Price. The inclusion of commissions and hedging costs in the original Issue Price will also decrease the price, if any, at which we will be willing to purchase the BUyS after the Settlement Date, and any sale on the secondary market could result in a substantial loss to you. Our hedging costs include the projected profit that we or our affiliates are expected to realize in consideration for assuming the risks inherent in managing the hedging transactions. The BUyS are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your BUyS to maturity.

- **THE BUyS WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY** – The BUyS will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the BUyS in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the BUyS easily. Because other dealers are not likely to make a secondary market for the BUyS, the price at which you may be able to trade your BUyS is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the BUyS.

- **CHANGES IN THE VALUE OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER** — Price movements in the Basket Components may not correlate with each other. At a time when the levels of some of the Basket Components increase, the levels of other Basket Components may not increase as much or may decline. Therefore, in calculating the Basket Return, increases in the level of one or more of the Basket Components may be moderated, offset or more than offset by lesser increases or declines in the levels of the other Basket Components.

- **NO COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS** – As a holder of the BUyS, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Basket Components or holders of shares of an exchange traded fund would have.

- **THE BUyS ARE SUBJECT TO OUR CREDITWORTHINESS** — An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the market value of the BUyS. The payment at maturity on the BUyS is subject to our creditworthiness.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE BUyS. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE BASKET TO WHICH THE BUyS ARE LINKED OR THE MARKET VALUE OF THE BUyS** – Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the BUyS, or express opinions or provide recommendations that are inconsistent with purchasing or holding the BUyS. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the BUyS. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the BUyS and each Basket Component to which the BUyS are linked.

- **OUR ACTIONS AS CALCULATION AGENT AND OUR HEDGING ACTIVITY MAY ADVERSELY AFFECT THE VALUE OF THE BUYS** – We and our affiliates play a variety of roles in connection with the issuance of the BUyS, including acting as calculation agent and hedging our obligations under the BUyS. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the BUyS.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE BUYS** – In addition to the levels of the Basket Components on any day, the value of the BUyS will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

    - the expected volatility of each Basket Component;

    - the time remaining to maturity of the BUyS;

    - the dividend rate on the stocks held by an exchange traded fund (while not paid to holders of the BUyS, dividend payments on the stocks held by an exchange traded fund may influence the market price of the shares of an exchange traded fund and the market value of options on exchange traded fund shares and, therefore, affect the value of the BUyS);

    - the occurrence of certain events affecting an exchange traded fund that may or may not require an anti-dilution adjustment;

    - the market price and dividend rate on the component stocks underlying each Basket Component;

    - interest and yield rates in the market generally and in the markets of the component stocks underlying each Basket Component;

    - a variety of economic, financial, political, regulatory or judicial events;

    - the composition of the Basket Components and any changes to the component stocks underlying the Basket Components;

    - supply and demand for the BUyS; and

    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **THE ANTI-DILUTION PROTECTION IS LIMITED** – The calculation agent will make adjustments to the Share Adjustment Factors, which will initially be set at 1.0, for certain events affecting the shares of each exchange traded fund. See "Description of Securities – Anti-Dilution Adjustments for Funds" in the accompanying product supplement. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of an exchange traded fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the BUyS may be materially and adversely affected.

- **THERE IS NO AFFILIATION BETWEEN AN EXCHANGE TRADED FUND AND US, AND WE ARE NOT RESPONSIBLE FOR ANY DISCLOSURE BY AN EXCHANGE TRADED FUND** – We are not affiliated with any exchange traded fund or the issuers of the component securities held by the exchange traded fund or underlying the index replicated by the exchange traded fund. However, we and our affiliates may currently or from time to time in the future engage in business with many of the issuers of the component securities held by the exchange traded fund or underlying the index. Nevertheless, neither we nor our affiliates assume any responsibility for the accuracy or the completeness of any information about the component securities held by the exchange traded fund or the component stocks underlying the index or any of the issuers of the component securities held by the exchange traded fund or underlying the index. You, as an investor in the BUyS, should make your own investigation into the component securities held by the exchange traded fund or underlying the index and the issuers of the component securities held by the exchange traded fund or underlying the index. Neither the exchange traded fund nor any of the issuers of the component securities held by the exchange traded fund or underlying the index are involved in this offering of your BUyS in any way and none of them has any obligation of any sort with respect to your BUyS. Neither the exchange traded fund nor any of the issuers of the component securities held by the exchange traded fund or underlying the index has any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your BUyS.

- **ADJUSTMENTS TO THE ISHARES® FTSE/XINHUA CHINA 25 INDEX FUND AND THE ISHARES® MSCI BRAZIL INDEX FUND AND THEIR INDICES COULD ADVERSELY AFFECT THE VALUE OF THE BUYS** – Barclays Global Fund Advisors ("**BGFA**") is the investment advisor to the iShares® FTSE/Xinhua China 25 Index Fund and iShares® MSCI Brazil Index Fund (each an "**iShares® Fund**") which seek investment results that correspond generally to the level and yield performance, before fees and expenses, of their respective indices. The stocks included in the indices are selected by the publishers of each index. The indices are calculated and published by their respective publishers. The publishers can add, delete or substitute the stocks underlying the indices, which could change the value of the indices. Pursuant to its investment strategy or otherwise, BGFA may add, delete, or substitute the stocks composing the iShares® Funds. Any of these actions could cause or contribute to large movements in the prices of the component securities held by either iShares® Fund, which could cause the price of either iShares® Fund's shares to close at a level that results in a loss with respect to your BUyS.

- **THE EXCHANGE TRADED FUNDS AND THEIR INDICES ARE DIFFERENT** – The performance of the exchange traded funds may not exactly replicate the performance of the respective index because the fund will reflect transaction costs and fees that are not included in the calculation of the respective index. It is also possible that the fund may not fully replicate or may in certain circumstances diverge significantly from the performance of its respective index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in this fund or due to other circumstances. BGFA may invest up to 10% of each iShares® Fund's assets in futures contracts, options on futures contracts, other types of options, and swaps related to the index as well as cash and cash equivalents, including shares of money market funds advised by BGFA or its affiliates. The funds may use options and futures contracts, convertible securities and structured notes in seeking performance that corresponds to their respective underlying index and in managing cash flows.

- **CURRENCY EXCHANGE RISK** – The prices of the stocks underlying the iShares® Funds respective indices are converted into U.S. dollars in calculating the level of each index. As a result, the holders of the BUyS will be exposed to currency exchange risk with respect to each of the currencies in which the equity securities underlying the indices trade. Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies and, in certain market conditions, also in relation to developed nations' currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may adversely affect the values of the component stocks underlying the indices, and the value of your BUyS.

• **NON-U.S. SECURITIES MARKETS RISKS** – The stocks included in the iShares® Funds' respective indices are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the BUyS.

• **EMERGING MARKETS COUNTRIES OFTEN SUFFER FROM POLITICAL AND ECONOMIC INSTABILITY** – The value of the BUyS is subject to the political and economic risks of emerging market countries through the iShares® Funds. The iShares® Funds underlying indices include companies that are located in emerging market countries and whose securities trade on the exchanges of emerging market countries. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms has occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market nation. Political or economic instability could have an adverse effect on the market value and payment at maturity of your BUyS.

• **PAST PERFORMANCE OF AN EXCHANGE TRADED FUND, ITS INDEX OR OF THE COMPONENT SECURITIES HELD BY THE EXCHANGE TRADED FUND IS NO GUIDE TO FUTURE PERFORMANCE** – The actual performance of an exchange traded fund, its index or of the component securities held by the exchange traded fund over the life of the BUyS, may bear little relation to the historical levels of the exchange traded fund or of the component securities held by the exchange traded fund, and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet. We cannot predict the future performance of the exchange traded fund, its index or of the component securities held by the exchange traded fund.

• **THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN A BUYS ARE UNCLEAR** — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the BUyS, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the BUyS are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment of the BUyS as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the BUyS, the timing and/or character of income thereon might differ materially and adversely from the description herein. Even if the treatment of the BUyS as prepaid financial contracts is respected, the BUyS could be treated as subject to the "constructive ownership" regime of Section 1260 of the Code. In that case, all or a portion of any long-term capital gain you would otherwise recognize on a sale, exchange or retirement of the BUyS would be recharacterized as ordinary income to the extent such gain exceeded the "net underlying long-term capital gain," and an interest charge would apply with respect to the deemed tax liability that would have been incurred if such income had accrued at a constant rate over the period you held the BUyS. As described above under "Certain Tax Consequences," in December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the BUyS. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the BUyS, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the BUyS (including possible alternative treatments, the potential application of the "constructive ownership" regime, and the issues presented by the December 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The BUyS may be suitable for you if:

- You seek an investment with a return linked to the performance of the Basket;

- You are willing to invest in the BUyS based on the Participation Rate, indicated Basket Return Cap (the actual Basket Return Cap will be set on the Trade Date) and Buffer Level;

- You are willing to lose up to 90.00% of your initial investment, subject to our creditworthiness;

- You are willing and able to hold the BUyS to maturity;

- You are willing to accept our credit risk; and

- You do not seek current income from this investment.

The BUyS may *not* be suitable for you if:

- You do not seek an investment with exposure to the Basket;

- You are unwilling or unable to hold the BUyS to maturity;

- You seek an investment that is protected against the loss of your initial investment beyond the Buffer Level;

- You are not willing to be exposed to our credit risk;

- You seek current income from your investments; or

- You seek an investment for which there will be an active secondary market.

The iShares® FTSE/Xinhua China 25 Index Fund

We have derived all information contained in this term sheet regarding the iShares® FTSE/ Xinhua China 25 Index Fund (the "**FXI**"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Inc. ("**iShares®**"), iShares® Trust, Barclays Global Investors, N.A. ("**BGI**"), and Barclays Global Fund Advisors ("**BGFA**"). The FXI is an investment portfolio maintained and managed by iShares®. BGFA is the investment advisor to the FXI. The FXI is an exchange traded fund ("**ETF**") that trades on the NYSE under the ticker symbol "FXI."

iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the FXI. Information provided to or filed with the SEC by iShares® pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares®, BGFA and the FXI, please see the Prospectus, dated December 1, 2008. In addition, information about iShares® and the FXI may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of this term sheet or any pricing supplement.

The FXI seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of 25 of the largest and most liquid Chinese companies that publicly trade on the HKSE and are available to international investors, as measured by the FTSE/Xinhua China 25 Index. For further information on methodology that applies generally to the iShares® funds, please refer to "Exchange Traded Funds—The iShares Exchange Traded Funds—Methodology" in accompanying underlying supplement no. 17.

Holdings Information

The holding information for the FXI is updated on a daily basis. As of August 4, 2009, 99.75% of the FXI's holdings consisted of stocks, 0.05% consisted of cash and 0.20% was in other assets, including dividends booked but not yet received.[1] The following tables summarize the FXI's top holdings in individual companies as of such date.

Top 10 holdings in individual securities as of August 4, 2009

Company	Percentage of Total Holdings
CHINA MOBILE LTD	9.64
CHINA CONSTRUCTION BANK– H	8.68
CHINA LIFE INSURANCE CO– H	8.04
IND & COMM BK OF CHINA– H	6.56
BANK OF CHINA LTD– H	5.76
CHINA SHENHUA ENERGY CO– H	4.38
PING AN INSURANCE GROUP CO– H	4.14
CHINA PETROLEUM & CHEMICAL – H	4.07
BOC HONG KONG HOLDINGS LTD	4.05
PETROCHINA CO LTD– H	4.04

[1] Total allocation percentages may not equal 100% due to rounding or omission of holdings of less than 1%. Information on certain fund holdings of less than 1% may not be widely available and may not be included.

The information above was compiled from the iShares® website. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this term sheet or any pricing supplement.

FTSE/Xinhua China 25 Index

The FTSE/Xinhua China 25 Index is a stock index calculated, published and disseminated by FTSE Xinhua Index Limited ("**FTSE Xinhua**"), a joint venture of FTSE International Limited and Xinhua Financial Network Limited, and is designed to represent the performance of the mainland Chinese market that is available to international investors and includes companies that trade on the HKSE. FTSE/Xinhua Index Limited has no obligation to continue to publish, and may discontinue publication of, the FTSE/Xinhua China 25 Index.

Constructing the FTSE/Xinhua China 25 Index

The FTSE/Xinhua China 25 Index is quoted in Hong Kong dollars ("**HKD**") and currently is based on the 25 largest and most liquid Chinese stocks (called "H-shares" and "Red Chip" shares) based on full market-capitalization value, listed and trading on the HKSE. "H-shares" are securities of companies incorporated in the People's Republic of China and nominated by the Chinese government for listing and trading on the HKSE. H-shares are quoted and traded in HKD and U.S. dollars. "Red Chip" shares are securities of Hong Kong-incorporated companies listed and traded on the HKSE, which are substantially owned directly or indirectly by the Chinese government and have the majority of their business interests in mainland China. "Red Chip" shares are quoted and traded in HKD and are available only to international investors and not to those from the People's Republic of China.

Eligible Securities

Currently, only H-shares and Red Chip shares are eligible for inclusion in the FTSE/Xinhua China 25 Index. All classes of equity in issue are eligible for inclusion in the FTSE/Xinhua China 25 Index, subject to certain restrictions, however, each constituent must also be a constituent of the FTSE All-World Index. Companies whose business is that of holding equity and other investments, exchange traded funds, and funds whose prices are a direct derivation of underlying holdings (e.g. mutual funds) are not eligible for inclusion. Securities must be sufficiently liquid to be traded, therefore the following criteria, among others, are used to ensure that illiquid securities are excluded:

- Price: FTSE Xinhua must be satisfied that an accurate and reliable price exists for the purposes of determining the market value of a company. FTSE Xinhua may exclude a security from the FTSE/Xinhua China 25 Index if it considers that an "accurate and reliable" price is not available. The FTSE/Xinhua China 25 Index uses the last trade prices from the relevant stock exchanges, when available.

- Liquidity: Securities in the FTSE/Xinhua China 25 Index will be reviewed annually for liquidity. Securities which do not turn over at least 2% of their shares in issue, after the application of any free float restrictions, per month for ten of the twelve months prior to the quarterly review by FTSE Xinhua will not be eligible for inclusion in the FTSE/Xinhua China 25 Index. An existing constituent failing to trade at least 2.0% of its shares in issue, after the application of any free float restrictions, per month for more than four of the twelve months prior to the quarterly review will be removed after close of the index calculation on the next trading day following the third Friday in January, April, July and October. Any period when a share is suspended will be excluded from the calculation.

- New Issues: New issues become eligible for inclusion in the FTSE/Xinhua China 25 Index at the next quarterly review of constituents, provided they have a minimum trading record of at least 20 trading days prior to the date of such review and turnover of a minimum of 2% of their shares in issue, after the application of any free float restrictions, per month each month, except in certain circumstances.

The FTSE/Xinhua China 25 Index, like other indices of FTSE Xinhua, is governed by an independent advisory committee, the FTSE Xinhua Index Committee, that ensures that the FTSE/Xinhua China 25 Index is operated in accordance with its published ground rules, and that the rules remain relevant to the FTSE/Xinhua China 25 Index. The FTSE Xinhua Index Committee is responsible for undertaking the review of the FTSE/Xinhua China 25 Index and for approving changes of constituents.

Computation of the FTSE/Xinhua China 25 Index

The FTSE/Xinhua China 25 Index is calculated using the free float index calculation methodology of the FTSE Group. The FTSE/Xinhua China 25 Index is calculated using the following formula:

$$\frac{\sum \left((p^n_1 \times e^n_1) \times s^n_1 \times f^n_1 \times c^n_1 \right)}{d}$$

$$n = 1,2,3 \ldots\ldots,n$$

where "p" is the latest trade price of the component security, "n" is the number of securities in the FTSE/Xinhua China 25 Index, "e" is the exchange rate required to convert the security's home currency into the FTSE/Xinhua China 25 Index's base currency, "s" is the number of shares of the security in issue, "f" is the free float factor published by FTSE Xinhua, applicable to such security, to be applied to the security to allow amendments to its weighting, "c" is the capping factor published by FTSE Xinhua at the most recent quarterly review of the FTSE/Xinhua China 25 Index, and "d" is the divisor, a figure that represents the total issued share capital of the FTSE/Xinhua China 25 Index at the base date, which may be adjusted to allow for changes in the issued share capital of individual securities without distorting the FTSE/Xinhua China 25 Index.

The FTSE/Xinhua China 25 Index uses actual trade prices for securities with local stock exchange quotations and Reuters real-time spot currency rates for its calculations. Under this methodology, FTSE Xinhua excludes from free floating shares: (i) trade investments in a FTSE/Xinhua China 25 Index constituent company by either another FTSE/Xinhua China 25 Index constituent company or a non-constituent company or entity; (ii) significant long-term holdings by founders, directors and/or their families; (iii) employee share schemes (if restricted); (iv) government holdings; (v) foreign ownership limits; and (vi) portfolio investments subject to lock-in clauses (for the duration of the clause). Free float restrictions are calculated using available published information. The initial weighting of a FTSE/Xinhua China 25 Index constituent stock is applied in bands, as follows:

Free float less than or equal to 15%	Ineligible for inclusion in the FTSE/Xinhua China 25 Index, unless free float is also greater than 5% and the full market capitalization is greater than US$2.5 billion (or local currency equivalent), in which case actual free float is used.
Free float greater than 15% but less than or equal to 20%	20%
Free float greater than 20% but less than or equal to 30%	30%
Free float greater than 30% but less than or equal to 40%	40%
Free float greater than 40% but less than or equal to 50%	50%
Free float greater than 50% but less than or equal to 75%	75%
Free float greater than 75%	100%

These bands are narrow at the lower end, to ensure that there is sufficient sensitivity in order to maintain accurate representation, and broader at the higher end, in order to ensure that the weightings of larger companies do not fluctuate absent a significant corporate event.

Following the application of an initial free float restriction, a FTSE/Xinhua China 25 Index constituent stock's free float will only be changed if its actual free float is more than five percentage points above the minimum or five percentage points below the maximum of an adjacent band. This five percentage point threshold does not apply if the initial free float is less than 15%. Foreign ownership limits, if any, are applied after calculating the actual free float restriction, but before applying the bands shown above. If the foreign ownership limit is more restrictive than the free float restriction, the precise foreign ownership limit is applied. If the foreign ownership limit is less restrictive or equal to the free float restriction, the free float restriction is applied, subject to the bands shown above.

The FTSE/Xinhua China 25 Index is periodically reviewed for changes in free float. These reviews coincide with the quarterly reviews undertaken of the FTSE/Xinhua China 25 Index. Implementation of any changes takes place after the close of the index calculation on the third Friday in January, April, July and October. A stock's free float is also reviewed and adjusted if necessary following certain corporate events. If the corporate event includes a corporate action which affects the FTSE/Xinhua China 25 Index, any change in free float is implemented at the same time as the corporate action. If there is no corporate action, the change in free float is applied as soon as practicable after the corporate event.

The iShares® MSCI Brazil Index Fund

We have derived all information contained in this term sheet regarding the iShares® MSCI Brazil Index Fund ("**EWZ**"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of or verified such publicly available information. Such information reflects the policies of, and is subject to change by, iShares®, BGI, and BGFA. The EWZ is an investment portfolio maintained and managed by iShares®. BGFA is the investment advisor to the EWZ. The EWZ is an ETF that trades on the NYSE under the ticker symbol "EWZ."

iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the FXI. Information provided to or filed with the SEC by iShares® pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares®, BGFA and the EWZ, please see the Prospectus, dated January 1, 2009 (as revised on January 20, 2009). In addition, information about iShares® and the EWZ may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this term sheet or any pricing supplement.

The EWZ seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the publicly traded securities in the Brazilian market as measured by the MSCI Brazil Index. For further information on methodology that applies generally to the iShares® funds, please refer to "Exchange Traded Funds—The iShares Exchange Traded Funds—Methodology" in accompanying underlying supplement no. 17.

Holdings Information

The holding information for the EWZ is updated on a monthly basis. As of June 30, 2009, 99.26% of the EWZ's holdings consisted of stocks, 0.16% consisted of cash and 0.58% was in other assets, including dividends booked but not yet received.[1] The following tables summarize the EWZ's top holdings in individual companies as of such date.

Top 10 holdings in individual securities as of June 30, 2009

Company	Percentage of Total Holdings
PETROBRAS—PETROLEO BRAS– PR	12.75
PETROBRAS—PETROLEO BRAS	11.43
CIA VALE DO RIO DOCE – PREF A	8.28
ITAU UNIBANCO BANCO MULTIPLO SA	7.55
CIA VALE DO RIO DOCE – ADR	6.29
BANCO BRADESCO– PREF	4.97
CIA DE BEBIDAS DAS AME – PREF	2.95
CIA SIDERURGICA NACIONAL SA	2.77
GERDAU SA– PREF	2.33
BM&F BOVESPA SA	2.16

[1] Total allocation percentages may not equal 100% due to rounding or omission of holdings of less than 1%. Information on certain fund holdings of less than 1% may not be widely available and may not be included.

The information above was compiled from the iShares® website. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this term sheet or any pricing supplement.

MSCI Brazil Index

The MSCI Brazil Index is a free float-adjusted, capitalization-weighted index that aims to capture 85% of the (publicly available) total market capitalization in Brazil. Component companies must meet objective criteria for inclusion in the MSCI Brazil Index, taking into consideration unavailable strategic shareholdings and limitations to foreign ownership. The MSCI Brazil Index has a base date of December 31, 1987 and is reported by Bloomberg under the ticker symbol "MXBR". For further information on methodology that applies generally to the MSCI indices, please refer to "Indices—The MSCI Indices—Constructing the MSCI Indices" in accompanying underlying supplement no. 17.

Historical Information

The following graphs show the historical performance of each of the Basket Components from October 8, 2004 through August 4, 2009. The closing level of the iShares® FTSE/Xinhua China 25 Index Fund on August 4, 2009 was 42.79. The closing level of the iShares® MSCI Brazil Index Fund on August 4, 2009 was 60.83. The third graph shows the retrospective performance of the Basket, calculated by setting the level of the basket on August 4, 2009 equal to 100.

We obtained the various Basket Component closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information. **The historical levels of each Basket Component should not be taken as an indication of future performance, and no assurance can be given as to the Final Basket Level of the Basket or Basket Return. We cannot give you assurance that the performance of the Basket will result in the return of your initial investment in excess of the Buffer Level.**

Historical Performance of the iShares® FTSE/Xinhua China 25 Index Fund



Source: Bloomberg

Historical Performance of the iShares® MSCI Brazil Index Fund



Source: Bloomberg

Historical Performance of the Basket



Source: Bloomberg

Supplemental Underwriting Information

Deutsche Bank Securities Inc. ("**DBSI**") and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the BUyS. DBSI may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 BUyS Face Amount. DBSI may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 BUyS Face Amount. Deutsche Bank AG will reimburse DBSI for such fees. See "Underwriting" in the accompanying product supplement.

Settlement

We expect to deliver the BUyS against payment for the BUyS on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in the BUyS more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement if the BUyS are to be issued more than three business days after the Trade Date.